February 7, 2006

Yoel Goldfeder
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas
New York, NY 10018

      RE:   Marine Growth Ventures, Inc. ("Marine Growth")
	Form SB-2 filed December 19, 2005
      File No.  333-128077

Dear Mr. Goldfeder:

      In your letter dated January 27, 2006, you request, on behalf of Marine Growth, a waiver of the financial statements for Sophlex Ship Management, Inc. ("Sophlex"), as required by Rule 310(c) of Regulation S-B in an initial registration statement made on Form SB-
2, filed on December 19, 2005. We understand that your request for this waiver was the result of comments issued by the staff on January
9, 2006.

      We understand that Marine Growth acquired Sophlex on September
1, 2004. We also understand that prior to the time of the acquisition Marine Growth had no significant business operations. Sophlex was founded in 1999, by your Chief Operating Officer, who was
Sophelx`s sole shareholder prior to the time of the acquisition by Marine Growth. In light of these facts, it appears that Sophlex is the predecessor as defined by Rule 405 of Regulation C, of Marine Growth.

      	Therefore, we will not waive the requirement for the provision of the audited financial statements of Sophlex in the Form
SB-2 for Marine Growth.  In order to comply with the requirements of
Rule 310 of Regulation S-B, you should provide audited financial statements of Sophlex for the period from January 1, 2004 through August 31, 2004 (immediately prior to the acquisition date). We would not object to the inclusion of audited financial statements of
Marine Growth for the year ended December 31, 2005 in lieu of audited
financial statements of Sophlex for the year ended December 31,
2003
in satisfaction of Rule 310 of Regulation S-B.

      *   *   *   *   *

      The staff`s conclusion is based solely on the information included in your letter and disclosed in the Form SB-2. Different or additional material information could lead to a different conclusion.
If you have any questions regarding this letter, please call me at
(202) 551-3400.

							Sincerely,


							Sondra Stokes
							Associate Chief Accountant
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Mr. Yoel Goldfeder
Re: Marine Growth Ventures, Inc.
February 7, 2006
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